SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 4)*

                                RAE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75061P102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Michael Gardner, 40 Wall Street,
                   Suite 58, New York, NY 10005 (212) 509-1700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.75061P102           13D                               Page 2 of 5 Pages


_______________________________________________________________________________
1) Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

         Michael Gardner
_______________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                        (a)  [_]
                                        (b)  [X]
_______________________________________________________________________________
3) SEC Use Only (See Instructions)


_______________________________________________________________________________
4) Source of Funds (See Instructions)

         OO
_______________________________________________________________________________
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable.
_______________________________________________________________________________
6)       Citizenship or Place of Organization

         United States
_______________________________________________________________________________
                     7)  Sole Voting Power
                         1,564,114 shares beneficially owned in the aggregate
Number of            ___________________________________________________________
Shares Beneficially  8)  Shared Voting Power
Owned by Each            0
Reporting Person     ___________________________________________________________
With                 9)  Sole Dispositive Power
                         1,564,114 shares beneficially owned in the aggregate
                     ___________________________________________________________
                     10) Shared Dispositive Power
                         0
_____________________________________________________________________
11) Aggregate Amount Beneficially Owned by each Reporting Person

         1,564,114 shares
_______________________________________________________________________________
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [X]
_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         2.8%

_______________________________________________________________________________
14) Type of Reporting Person (See Instructions)

         IN

CUSIP No.75061P102           13D                               Page 3 of 5 Pages


_______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value per share of RAE Systems, Inc. ("RAE"), a Delaware corporation, with its principal executive offices at 1339 Moffett Park Drive, Sunnyvale, CA 94089.
_______________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Michael Gardner
(b)      Business address: 40 Wall Street, 58th Floor, New York, NY 10005
(c) Occupation: Investor, Principal business of employer: invest in other businesses, Baytree Capital Associates, LLC ("Baytree"),
         40 Wall Street, 58th Floor, New York, NY 10005
(d)      No
(e)      No
(f)      United States
_______________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shortly before May 4, 2004, Mr. Gardner exercised warrants to purchase 975,000 shares of common stock of RAE at an exercise price of $1.1907 per share on a cashless exercise basis resulting in Mr. Gardner's acquisition of 773,098 shares of common stock and the cancellation of 201,902 warrants.

ITEM 4.  PURPOSE OF TRANSACTION.

         All RAE securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only. Mr. Gardner may, however, at any time and from time to time, review or reconsider his position with respect to any of such matters. Mr. Gardner retains the right to (a) change his investment intent, (b) increase, decrease or entirely dispose of his holdings in RAE, and (c) purchase or sell in the open market, by tender offer or otherwise additional equity securities of RAE.

(a)      None
(b)      None
(c)      None
(d)      None
(e)      None
(f)      None
(g)      None
(h)      None
(i)      None
(j)      None

CUSIP No.75061P102           13D                               Page 4 of 5 Pages


_______________________________________________________________________________

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Disclaimed Interests
--------------------

On December 13, 2002, Lynda Gardner, Mr. Gardner's wife, acquired 25,000 shares of RAE common stock for $0.41875 per share or an aggregate of $10,468.75. These shares are held solely by Mrs. Gardner who used her personal funds to purchase them. In August 2002, Mrs. Gardner received warrants to purchase 100,000 shares of common stock of RAE common stock exercisable at $1.1907 in connection with her employment at Baytree. Mr. Gardner specifically disclaims any beneficial ownership interest in the shares of common stock of RAE purchased by Mrs. Gardner or the warrants she received in connection with her employment at Baytree.

Common Stock
------------

As of the event date, Mr. Gardner's ownership of RAE securities has been modified by the actions listed in Item 5(c):

         (a) Mr. Gardner beneficially owns 1,564,114 of common stock representing 2.8% of outstanding shares.

         (b) Mr. Gardner has the sole power to vote and dispose of 1,564,114 shares of common stock. This does not include Mrs. Gardner's 25,000 shares of common stock or the warrants owned by Mrs. Gardner described under the Disclaimed Interests section above. Mr. Gardner has no power, shares or otherwise to vote, direct the vote, dispose of or direct the disposition of these shares and specifically disclaims any beneficial interest in them.

         (c) Within the last 60 days, Mr. Gardner sold the following shares of common stock:

                     DATE               NO. OF SHARES SOLD           PER SHARE PRICE              PROCEEDS
           ----------------------------------------------------------------------------------------------------
                6/25/2004                   5000                        $5.99                   $29,950
           ----------------------------------------------------------------------------------------------------
                9/7/2004                    1500                        $5.79                   $8,685
           ----------------------------------------------------------------------------------------------------
                9/9/2004                    2500                        $5.79                   $14,475
           ----------------------------------------------------------------------------------------------------
                9/9/2004                    5000                        $5.89                   $29,450
           ----------------------------------------------------------------------------------------------------
                9/9/2004                    4300                        $5.98                   $25,714
           ----------------------------------------------------------------------------------------------------
                9/9/2004                     700                        $5.98                   $4,186
           ----------------------------------------------------------------------------------------------------
                9/10/2004                   5000                        $5.99                   $29,950
           ----------------------------------------------------------------------------------------------------
                9/10/2004                   5000                        $6.04                   $30,200
           ----------------------------------------------------------------------------------------------------
                9/10/2004                   5000                        $6.09                   $30,450
           ----------------------------------------------------------------------------------------------------
                9/10/2004                   5000                        $6.25                   $31,250
           ----------------------------------------------------------------------------------------------------
                9/10/2004                   5000                        $6.25                   $31,250
           ----------------------------------------------------------------------------------------------------
                9/13/2004                   7500                        $6.20                   $46,500
           ----------------------------------------------------------------------------------------------------
                9/13/2004                   2500                        $6.29                   $15,725
           ----------------------------------------------------------------------------------------------------
                9/13/2004                   50000                       $6.14                  $306,795
           ----------------------------------------------------------------------------------------------------
                9/17/2004                   7500                        $6.29                   $47,175
           ----------------------------------------------------------------------------------------------------
                9/17/2004                   3000                        $6.34                   $19,020
           ----------------------------------------------------------------------------------------------------
                9/17/2004                  450000                       $6.25                 $2,812,500
           ----------------------------------------------------------------------------------------------------
                9/17/2004                   2500                        $6.39                   $15,975
           ----------------------------------------------------------------------------------------------------
                9/17/2004                   2500                        $6.44                   $16,100
           ----------------------------------------------------------------------------------------------------

         (d)      None.

         (e)      N/A

CUSIP No.75061P102           13D                               Page 5 of 5 Pages

_______________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 1, 2002, Mr. Gardner amended a management consulting agreement he entered into with Nettaxi.com, Inc. on October 30, 2000. Mr. Gardner agreed to render consulting advice to Nettaxi.com, Inc. with respect to financial, corporate and general business development matters (the "Consulting Agreement"). In consideration for on-going services to be rendered by Mr. Gardner pursuant to the amended Consulting Agreement, RAE issued to Mr. Gardner a warrant to purchase 1,750,000 shares of RAE common stock at an exercise price of $1.1907 per share.
_______________________________________________________________________________

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2004

                                /s/ Michael Gardner
                                -------------------------
                                Signature Michael Gardner


                                -------------------------
                                Name/Title


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).